Contact

www.linkedin.com/in/elise-n-0706bb82 (LinkedIn)

Top Skills

Leadership
Teamwork
Writing

Elise N.

Co-Founder & COO at slø
United States

Summary

As an individual who enjoys fast-paced work environments, who loves a challenge, and who loves working in collaborative groups, I am always looking for opportunities that encompass the above qualities. I have been frequently praised as detail-oriented by my peers and because of this, I have gained experience in brand management, client relationship management, and profit growth skills. At Boston College, I am a Linguistics major with a minor in Marketing, two disciplines that allow me to further cultivate my skills with regard to communication and collaboration.

Experience

slø - not fast fashion
Co-Founder & COO
December 2021 - Present (5 months)

MNTN Co.
Chief Operating Officer
October 2020 - January 2022 (1 year 4 months)

• Conceptualized and implemented a company presence and marketing campaign across traditional press channels and social media channels, such as Twitter
• Developed key strategic initiatives for both social media presence and audience engagement
• Helped to streamline the availability of information with regard to sustainability data by aiding in the creation of a FAQ section on the website
• Currently overseeing the operation, efficiency, and execution of several social media accounts and the respective teams of interns
• Edit and write content for partnership proposals, campaign proposals, as well as internal communication
• Successfully hired and onboarded over 20 interns from a variety of top schools/institutions

Gallagher
Sales Intern
June 2021 - August 2021 (3 months)
Boston, Massachusetts, United States

GFC Music Group
Strategy and Marketing
September 2019 - June 2021 (1 year 10 months)
Boston, Massachusetts, United States

• Increased social media presence from 58 followers to over 1,000 followers on Instagram
• Grew monthly listeners on Spotify from 10 listeners a month to over 200 listeners
• Designed the album cover and created the narrative for "Top Man" (10,000 views on YouTube)
• Marketed GFC to different news outlets and magazines, one of which featured Top Man in an article (grungecake.com)

The Law Office of Ken Namnoum
Paralegal
May 2018 - October 2020 (2 years 6 months)
Hartford, Connecticut, United States

• Built and fostered strong relationships with new and existing clients through timely meetings and thorough deposition preparation
• Created a digital filing system to improve the operational efficiency of the firm
• Documented and evaluated Court Summons for high-level cases
• Deliberated with Insurance Companies in regards to case settlements

Morris Group, Inc.
Human Resources Intern
June 2018 - August 2018 (3 months)
Windsor, Connecticut, United States

• Evaluated and audited all I-9 Work Authorization Documents and Disability forms
• Worked extensively with the IT Department in order to improve the efficiency of the hiring process
• Streamlined and merged all 128 job descriptions across all divisions
• Updated all Affirmative Action tracking platforms (over 15,000 documents)

Education

Boston College

Bachelor of Arts - BA, Linguistics · (2019 - 2023)

The Ethel Walker School

· (2015 - 2019)